UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

June 6, 2023

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On June 6, 2023, RealtyMogul Income REIT, LLC issued an investor communication relating to the quarter ended March 31, 2023. The text of the investor communication is set forth below.

Q1 2023*

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

RealtyMogul Income REIT

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$352,000,000
RealtyMogul Income REIT is a non-traded REIT, focused on providing monthly income to investors through debt and equity investments in a diversified pool of commercial real estate property types, including multifamily, retail, and office.	NUMBER OF REAL ESTATE INVESTMENTS[2]	14
	INCEPTION TO DATE RETURN[3]	8.2%
	FIVE-YEAR RETURN[3]	8.4%
	THREE-YEAR RETURN[3]	8.5%
	LAST TWELVE MONTHS TOTAL RETURN[3]	1.6%
	Q1 ANNUALIZED DISTRIBUTION RATE[4]	6.0%
	DISTRIBUTION FREQUENCY	Monthly
	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[4]	79 Months

KEY OBJECTIVES

●	To pay attractive and consistent cash distributions; and

●	To preserve, protect, increase, and return your capital contribution.

PORTFOLIO STATISTICS5

*All data as of March 31, 2023 unless otherwise specified.

1 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, LLC (“RM Adviser” or the “Manager”), Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

2 As of May 31, 2023.

3 Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of distributions pursuant to RealtyMogul Income REIT’s distribution reinvestment plan, are derived from unaudited financial information and are net of all RealtyMogul Income REIT expenses, including management fees. An individual shareholder’s total return may vary from the total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. Past performance is historical and not a guarantee of future results. Additional return metrics can be found at the RealtyMogul website.

4 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities. Manager may in the future declare lower distributions or no distributions at all for any given period.

5 Based on the then current outstanding real estate investment amounts as of May 31, 2023.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of RealtyMogul Income REIT. We have now provided 79 consecutive months of distributions, totaling over $28.9 million. To date, over 7,400 investors have invested, and RealtyMogul Income REIT holds investments in over $352 million of real estate.6 Over 61% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing their distributions the potential to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

RealtyMogul Income REIT achieved a total return of 1.6% over the last twelve months, with average daily distributions over the last twelve months equating to 6.0%.7 Total return consists of two components: change in NAV per share and distributions. For Q1 2023, NAV per share decreased from $10.73 to $10.52, reflecting a 1.9% decrease quarter over quarter. Q1 2023 distributions reflected an approximately 6.00% annual distribution rate based on a $10.73 NAV per share.

RealtyMogul Income REIT has a large concentration of multifamily investments, with currently 79% of the portfolio allocated to multifamily. We have done this, in part, because we believe multifamily assets have significant upside potential due to the nationwide housing shortage as a result of under-building, according to Fannie Mae. We also believe that there is additional upside potential as the rise in pricing of single-family homes after the COVID-19 pandemic and the rise in the up-front and ongoing costs of mortgages, both of which may increase the cost of a single-family home, according to S&P CoreLogic Case-Shiller U.S. National Home Price NSA Index and Freddie Mac. We further believe that multifamily assets provide downside protection as a result of the large numbers of tenants at each multifamily property, creating diverse income streams.

Since the third quarter of 2022, NAV has decreased by 2.6% to $10.52 largely due to softness in the multifamily sector during the second half of 2022 and continuing into the first quarter of 2023 as increased interest rates have put downward pressure on property valuations, according to CoStar. We fundamentally believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, as the multifamily market continues through this downtrend, there may be difficult periods for investors and landlords in the short term. While we are faced with the reality of lower valuations in our current portfolio, we believe this also presents a compelling opportunity to purchase multifamily assets. With the current macroeconomic environment in mind, we are underwriting transactions individually and with prudence with the goal of acquiring and investing in quality assets in quality markets. We want the REIT to be well positioned to spend the next 5 to 10 years generating income and holding and growing assets.

As we head into the second quarter of 2023, we are seeing compelling investment opportunities in the multifamily sector. From a macroeconomic perspective, we believe the rise in interest rates may have a significant impact on single-family home assets for two reasons: (i) owners with low interest mortgages may choose to remain in their current homes and (ii) new residential construction starts may decrease, both of which may lead to a decreased supply in a housing market we believe is already under-built. We believe this trend of rising interest rates and potential increased cost of home ownership may lead to more renters in the short term. From an investment perspective, sponsors with floating-rate debt reaching their expiration dates in 2023 may be forced to seek a refinance. As a result of the rise in interest rates, which has pushed refinance loan proceeds downward, we believe some sponsors will be forced to inject equity into their real estate deals during a refinance, and we have seen significantly more preferred equity investment opportunities emerge to bridge these equity gaps. Preferred equity generally has priority distributions over the existing common equity and is paid back prior to common equity receiving any distributions in certain instances. Similarly, we have also seen sponsors who are forced to sell their investments because of an impending loan maturity, leading to compelling sales prices for new acquisitions. As a result of our manager’s pre-existing relationships with sponsors, the REIT’s large cash position and the ability to move quickly, we believe we are well positioned to take advantage of these opportunities.

As of May 2023, RealtyMogul Income REIT has 14 real estate investments, including thirteen joint venture equity investments and one preferred equity investment, with the underlying real estate spread across seven states. Of the 23 debt or debt-like investments that we have originated since inception, 22 have paid off in full, totaling over $55 million. Moreover, 10 debt or debt-like investments have paid off since the COVID-19 pandemic, including five office assets, three retail assets and two multifamily assets.

We are seeing strong rental collections in our portfolio. During Q1 2023, rent collections for the properties in RealtyMogul Income REIT’s portfolio remained high at 95%. We have structured our current portfolio with significant concentrations in multifamily communities and office properties with strong tenancy, which we believe are economically resilient asset types.

In 2022, 100% of our distributions were classified as return of capital, which are non-taxable.8 This classification was due in part to depreciation from our real estate investments.

During Q1 2023, the U.S. Bureau of Economic Analysis estimated that U.S. seasonally adjusted real GDP increased 1.1% quarter over quarter. The Federal Reserve updated its forecast for 2023 growth in the nation’s GDP from the 0.5% it projected in December 2022 to 0.4% as well as projected a 4.6% unemployment rate for 2023, the same as the December 2022 estimate of 4.6%. The unemployment rate ended 2022 at 3.7%. Average hourly earnings for employees increased 6.1% year over year according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index (“CPI”) rose year over year 6.4% in January, 6.0% in February, and 5.0% in March according to the U.S. Bureau of Labor Statistics. Shelter costs, which comprise approximately one-third of CPI, increased 8.2% year over year. Given the economic inflation, the Federal Reserve has taken steps to cool off the economy by increasing the Federal Funds Rate, the rate at which commercial banks borrow and lend their excess reserves to each other overnight, seven times in 2022 and three times in 2023 from a target rate of 0.00% to 0.25% to the current target rate of 5.00% to 5.25%. The Federal Reserve is reducing their balance sheet through quantitative tightening, allowing bonds to mature without reinvestment of the principal. As it relates to real estate purchases, the cost to finance a real estate investment with a mortgage has increased in each quarter of 2022, stabilizing in Q4 2022; however, we believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. Similarly, leases at office and retail assets typically include rent escalations to account for inflation as well, albeit not as effectively as shorter-term multifamily leases. We believe that RealtyMogul Income REIT is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.9

6 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

7 Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of distributions pursuant to RealtyMogul Income REIT’s distribution reinvestment plan, are derived from unaudited financial information and are net of all RealtyMogul Income REIT expenses, including management fees. An individual shareholder’s total return may vary from the total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. Past performance is historical and not a guarantee of future results. Additional return metrics can be found at the RealtyMogul website.

8 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities. Manager may in the future declare lower distributions or no distributions at all for any given period.

9 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in RealtyMogul Income REIT is not a direct investment in commercial real estate.

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INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the first quarter of 2023 equated to approximately 6.0% on an annualized basis based upon NAV as of 12/31/2022.10

PORTFOLIO OVERVIEW11

ASSET	LOCATION	ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	INVESTMENT AMOUNT AS OF 5/31/23	INTEREST RATE AS OF 5/31/23
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	14.00%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	JV Equity	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	JV Equity	$9,977,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	JV Equity	$7,000,000	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	JV Equity	$7,424,307	N/A
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	JV Equity	$2,926,477	N/A
Turtle Creek	Fenton, MO	1/28/21	Multifamily	JV Equity	$6,000,000	N/A
Kings Landing	Creve Coeur, MO	7/28/21	Multifamily	JV Equity	$8,000,000	N/A
Minnehaha Meadows	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,355,018	N/A
Roosevelt Commons	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,209,112	N/A
Bentley Apartments	Grove City, OH	10/13/21	Multifamily	JV Equity	$8,000,000	N/A
Haverford Place	Georgetown, KY	2/2/22	Multifamily	JV Equity	$9,000,000	N/A
Edison Apartments	Gresham, OR	3/30/22	Multifamily	JV Equity	$5,500,000	N/A
Columbia Square	Cincinnati, OH	8/23/22	Mixed-Use	JV Equity	$4,000,000	N/A
Total					$82,466,108

10 The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

11 All data as of May 31, 2023 unless otherwise specified. All assets are performing and paid current as of May 31, 2023.

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INVESTMENT UPDATES

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Investment Amount: $3,325,000

Business Plan: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Investment Type: Preferred Equity

Acquisition Date: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: Portfolio occupancy was static quarter over quarter, ending Q1 at 97% occupied, and the borrower is current on its interest payments as of March 2023. The portfolio is also reporting 100% rent collection for Q1 2023.

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Investment Amount: $4,748,228

Business Plan: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 5/31/2019

Asset Management Update: Property occupancy increased 2% quarter over quarter, ending Q1 at 95% occupied. Exterior capital items have been completed and the property is amenitized with new exterior paint, a new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. Further HVAC replacement is ongoing and comprises most of the remaining renovation budget. As of March 2023, 187 of the 240 units have been renovated since acquisition. Of those 187 units, 187 have been leased at an average premium of $97/month, or 15% over prior rents. In Q1 2023, the property averaged 99% rent collection.

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THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Investment Amount: $9,977,966

Business Plan: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 10/9/2019

Asset Management Update: Property occupancy decreased 1% quarter over quarter, ending Q1 at 89% occupied. Exterior capital items completed include new exterior paint and signage, landscaping upgrades, new laundry rooms, balcony and stairwell replacements, and a new gym and leasing office. As of March 2023, 96 of the 114 free-market units have been renovated since acquisition. Of those 96 units, 95 units have been leased at an average premium of $313/month, or 32% over prior rents. In Q1 2023, the property averaged 82% rent collection; rent collections during this quarter were impeded due to a lack of rental payments by tenants. Eviction proceedings in connection with such tenants are currently in process in the appropriate courts.

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Investment Amount: $7,000,000

Business Plan: Acquire a highly occupied office portfolio, perform capital improvements and execute a lease-up strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 11/5/2019

Asset Management Update: Portfolio occupancy increased 1% quarter over quarter, ending Q1 at 76% occupied. The real estate company’s long-term business plan is to redevelop the warehouse into office space but is evaluating options for short-term leases in the interim. In Q1 2023, the portfolio averaged 98% rent collection.

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POHLIG BOX FACTORY & SUPERIOR

WAREHOUSE

Location: Richmond, VA

Property Type: Multifamily

Investment Amount: $7,424,307

Business Plan: Acquire and renovate a Class A- two-property, mixed-use apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 2/19/2020

Asset Management Update: Portfolio occupancy increased 2% quarter over quarter, ending Q1 at 93% occupied. At the Pohlig Box Factory property, the real estate company is performing regular unit turns. At the Superior Warehouse property, the real estate company is performing full unit renovations, and as of March 2023, 25 of the 28 units were renovated. Of those 25 units, all have been leased at an average premium of $257/month, or 16% over prior rents. The remaining three units have not been renovated but are achieving post-renovation rents. Exterior capital projects have been completed, which included improvements to the roofs, courtyard, hallways and lobby. In Q1 2023, the portfolio averaged 96% rent collection.

LUBBOCK MEDICAL OFFICE BUILDING

Location: Lubbock, TX

Property Type: Medical Office

Investment Amount: $2,926,477

Business Plan: Acquire a medical office building that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Acquisition Date: 6/26/2020

Asset Management Update: Property occupancy was static quarter over quarter, ending Q1 at 100% occupied by a credit tenant, Covenant Health System. As of March 2023, the tenant is current on its rent.

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TURTLE CREEK

Location: Fenton, MO

Property Type: Multifamily

Investment Amount: $6,000,000

Business Plan: Acquire a multifamily apartment community with steady cash flow.

Investment Type: Joint Venture Equity

Acquisition Date: 1/27/2021

Asset Management Update: Property occupancy was static quarter over quarter, ending Q1 at 95% occupied. As of March 2023, 69 of the 96 classic units have been renovated and leased since acquisition. Of those 69 units, 68 have been leased at an average premium of $139/month, or 10% over prior rents, and unit renovation costs have been below budget. Signage, pergola, benches, and grills have been completed, while landscaping work is in process. In Q1 2023, the property averaged 99% rent collection.

KINGS LANDING

Location: Creve Coeur, MO

Property Type: Multifamily

Investment Amount: $8,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 7/28/2021

Asset Management Update: Property occupancy increased 6% quarter over quarter, ending Q1 at 94% occupied. As of March 2023, 53 of the 152 units have been renovated since acquisition. Of those 53 units, 48 have been leased at an average premium of $327/month, or 22% over prior rents. Exterior paint/repairs, asphalt/concrete work, fitness center, and interior hallway improvements have been completed. Additional exterior and interior improvements, including updates to the amenity spaces, clubhouse, exterior, etc. are in progress. Finally, work has commenced Q1 2023 in connection with opening the recently leased retail space for the breakfast/lunch operator. In Q1 2023, the property averaged 96% rent collection.

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MINNEHAHA MEADOWS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,355,018

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/20/2021

Asset Management Update: Property occupancy increased 10% quarter over quarter, ending Q1 at 96% occupied. The property’s average rent has increased from $2,134/unit in Q4 to $2,313/unit through Q1. During Q1, the property signed seven renewal leases. The seven renewal leases were signed at an average increase of $107, or 5% over prior rents. New property signage was completed in Q2 2022, while the BBQ area was completed in Q3 2022. Package lockers and playground equipment were installed in Q4 2022. In Q1 2023, the property averaged 92% rent collection.

ROOSEVELT COMMONS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,209,112

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/20/2021

Asset Management Update: Property occupancy increased 8% quarter over quarter, ending Q1 at 97% occupied. The property’s average rent has increased from $2,118/unit in Q4 to $2,432/unit through Q1. During Q1, the property signed four renewal leases. The four renewal leases were signed at an average increase of $163, or 8% over prior rents. Pet stations were completed in Q3 2022. The new BBQ area and package lockers were completed in Q4 2022. In Q1 2023, the property averaged 88% rent collection.

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BENTLEY APARTMENTS

Location: Grove City, OH

Property Type: Multifamily

Investment Amount: $8,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 10/13/2021

Asset Management Update: Property occupancy remained static quarter over quarter, ending Q1 at 98% occupied. Exterior upgrade scope and bidding are underway for the landscaping and draining. The dog park and pool furniture were installed in Q4 2022. As of March 2023, 66 of the 138 units have been renovated since acquisition. Of those 66 units, all have been leased at an average premium of $204/month, or 16% over prior rents. In Q1 2023, the property averaged 98% rent collection.

HAVERFORD PLACE

Location: Georgetown, KY

Property Type: Multifamily

Investment Amount: $9,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 2/2/2022

Asset Management Update: Property occupancy increased 4% quarter over quarter, ending Q1 at 97% occupied. As of March 2023, 55 of the 160 units have been renovated since acquisition. Of those 55 units, all have been leased at an average premium of $203/month, or 17% over prior rents. Exterior upgrades are underway including a new playground. The pool renovation and enhanced dog park were completed Q2 2022. Additional signage was added in Q3 2022, while the fitness center, BBQ area, and clubhouse/business center was completed in Q4 2022. In Q1 2023, the property averaged 93% rent collection.

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EDISON APARTMENTS

Location: Gresham, OR

Property Type: Multifamily

Investment Amount: $5,500,000

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 3/30/2022

Asset Management Update: Property occupancy remained static quarter over quarter, ending Q1 at 95% occupied. The property’s average rent has increased from $1,672/unit in Q4 to $1,858/unit through Q1. During Q1, the property signed six renewal leases. The six renewal leases were signed at an increase of $122, or 8% over prior rents. Exterior upgrades are in progress for the dog park. Exterior wood re-staining was completed in Q3 2022, the pergola, benches, and grills were completed in Q4 2022, and the package lockers were completed in Q1 2023. In Q1 2023, the property averaged 90% rent collection.

COLUMBIA SQUARE

Location: Cincinnati, OH

Property Type: Mixed-Use

Investment Amount: $4,000,000

Business Plan: Acquire a highly occupied mixed-use asset consisting of an office property and retail center, perform capital improvements and execute a lease renewal strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 8/23/2022

Asset Management Update: Portfolio occupancy decreased 2% quarter over quarter, ending Q1 at 89% occupied. During Q1, the real estate company executed one lease renewal, comprising 5.3% of the portfolio’s net rentable area. After Q1 ended, the real estate company executed a new office lease for 6,724 square feet, comprising 9.1% of the portfolio’s net rentable area. With this new lease, the property is 98% leased as of May 2023. In Q1 2023, the portfolio averaged 100% rent collection.

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NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 5/12/23)*	NAV PER SHARE (AS OF 3/31/23)
$10.52	$10.52

* Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On May 12, 2023, the offering price per share is $10.52. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2023 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q4 2022 Investor Letter

Q3 2022 Investor Letter

Q2 2022 Investor Letter

Q1 2022 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	June 6, 2023

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